FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Press Release dated 12th April 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 12th April 2002

COLT Telecom Group plc

By: ____________________

Mark A. Jenkins
Legal Services Director

press information

we make business straight.forward

12 April 2002

CATHERINE BINER BRADLEY

COLT Telecom Group plc (COLT) said today that Catherine Biner Bradley would not be seeking re-election as a director of COLT at the next Annual General Meeting.

Ms. Biner Bradley said:

"I have been a director of COLT since before its Initial Public Offering in 1996. It has been a privilege to be associated with a company that has achieved so much success and has the potential to be even more successful over the coming years. Unfortunately my other commitments mean that I can no longer give the time necessary to fulfil my responsibilities as a director of COLT."

COLT Chairman Jim Curvey said:

"Ms Biner Bradley has been an insightful and active supporter of COLT over the last six years, and I'd like to thank her for the significant contributions she has made to the company. We shall miss her participation in our Board discussions and wish her well for the future."

About Catherine Biner Bradley

Ms Biner Bradley is a founding partner in the Geneva law firm of Bourquin & Biner Bradley. She is a director of Chime Communications plc, and a director of several Swiss corporations. She was appointed to the Board of Directors of COLT on 7 November 1996.

About COLT

COLT Telecom Group plc is a leading European provider of business communication services. COLT has high bandwidth local networks in 32 European cities in thirteen countries supported by a series of Internet Solution Centres and inter-linked by a 15,000 route kilometre high capacity fibre-optic long distance network.

During the year ended December 2001 turnover was £905.7 million and it carried over 20 billion switched minutes of voice and data traffic. COLT has 7,843 customer buildings directly connected to its networks with 15.3 million private wire VGE in service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and Nasdaq (COLT). Information about COLT and its products and services can be found on the web at www.colt.net

Contact

John Doherty
Director, Investor Relations
Email: jdoherty@colt-telecom.com
Tel: +44 20 7390 3681

COLT Telecom Group plc. Registered in England No: 3232904
Registered Office: 15 Marylebone Road, London NW1 5JD